May 25, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mailstop 3561

Washington, D.C. 20549

Attn:	Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Re:	Nordstrom, Inc.

Form 10-K for Fiscal Year Ended February 3, 2018

Filed March 19, 2018

File No. 001-15059

Dear Mr. Decker:

Thank you for taking the time to discuss the Staff’s position in our phone conversation on May 21, 2018 related to the Nordstrom, Inc. (the “Company” or “we”) response letter dated May 2, 2018. Our conversation helped us better understand the Staff’s position regarding the non-GAAP adjustments addressed in the Staff’s April 23, 2018 comment letter to the Company.

As discussed during that phone conversation, for the balance of FY2018, we will retitle our non-GAAP “ROIC” measure as “Adjusted ROIC.” Beginning in FY2019, with the Company’s adoption of ASU No. 2016-02, Leases (“ASC 842”) we will no longer include an adjustment in our ROIC measure for off-balance sheet leases as ASC 842 will account for these items.

Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.

/s/ Anne L. Bramman

Anne L. Bramman

Chief Financial Officer

cc:	Brian DeFoe, Lane Powell PC

Derek T. Standifer, Deloitte & Touche LLP

Robert B. Sari, Nordstrom, Inc., General Counsel and Secretary